Exhibit 99.1

PRESS RELEASE

Cellectis S.A. Reports Results from Annual Shareholders’ General Meeting

Held on June 28, 2022

New York (N.Y.) - June 28, 2022 - Cellectis S.A. held its Annual Shareholders’ General Meeting (Euronext Growth: ALCLS – Nasdaq: CLLS) on June 28, 2022 at its head office in Paris, France.

At the meeting, during which 67.23% of voting rights were exercised, Resolutions 1 through 23 and 25 were adopted. Resolutions 24 and 26 were rejected.

The detailed results of the vote and the resolutions are available on the company’s website:

https://www.cellectis.com/en/investors/general-meetings/

About Cellectis

Cellectis is a clinical-stage biotechnology company using its pioneering gene-editing platform to develop life-saving cell and gene therapies. Cellectis utilizes an allogeneic approach for CAR-T immunotherapies in oncology, pioneering the concept of off-the-shelf and ready-to-use gene-edited CAR T-cells to treat cancer patients, and a platform to make therapeutic gene editing in hemopoietic stem cells for various diseases. As a clinical-stage biopharmaceutical company with over 22 years of expertise in gene editing, Cellectis is developing life-changing product candidates utilizing TALEN®, its gene editing technology, and PulseAgile, its pioneering electroporation system to harness the power of the immune system in order to treat diseases with unmet medical needs. As part of its commitment to a cure, Cellectis remains dedicated to its goal of providing lifesaving UCART product candidates for multiple cancers including acute myeloid leukemia (AML), B-cell acute lymphoblastic leukemia (B-ALL) and multiple myeloma (MM). .HEAL is a new platform focusing on hemopoietic stem cells to treat blood disorders, immunodeficiencies and lysosomal storage diseases.

Cellectis’ headquarters are in Paris, France, with locations in New York, New York and Raleigh, North Carolina. Cellectis is listed on the Nasdaq Global Market (ticker: CLLS) and on Euronext Growth (ticker: ALCLS).

For more information, visit www.cellectis.com

Follow Cellectis on social media: @cellectis, LinkedIn and YouTube.

For further information, please contact:

Media contacts:

Pascalyne Wilson, Director, Communications, +33776991433, media@cellectis.com

Margaret Gandolfo, Senior Manager, Communications, +1 (646) 628 0300

Investor Relation contact:

Arthur Stril, Chief Business Officer, +1 (347) 809 5980, investors@cellectis.com

Ashley R. Robinson, LifeSci Advisors, +1 (617) 430 7577